mySkin, Inc.

February 23, 2012

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Form 10-12G

Filed January 17, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated February 9, 2012. We plan to provide the requested response by February 29, 2012.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President